SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August 2012

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page

1.	Correction to ORIX Corporation’s quarterly financial report (shihanki houkokusho) for the three months ended June 30, 2012 filed with the Kanto Financial Bureau in Japan dated August 15, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 15, 2012	By	/s/ Haruyuki Urata

Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

On August 15, ORIX Corporation (“the Company”) filed the following correction to its quarterly financial report (shihanki houkokusho) for the three months ended June 30, 2012 filed with the Kanto Financial Bureau in Japan. An English translation of that quarterly financial report was furnished to the Commission on August 13, 2012. This document is an English translation of the correction:

<Corrected items>

8.	Financial Information

Notes to Consolidated Financial Statements

19. Segment Information

<Corrected contents>

8.	Financial Information

Notes to Consolidated Financial Statements

19. Segment Information

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

(Before Correction)

For the three months ended June 30, 2012

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥200,633	¥28,828	¥24,557	¥(2,227)	¥251,791
Income before Income Taxes	36,993	5,078	7,263	(1,807)	47,467

(After Correction)

For the three months ended June 30, 2012

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥200,633	¥28,828	¥24,557	¥(2,227)	¥251,791
Income before Income Taxes	36,933	5,078	7,263	(1,807)	47,467